August 19, 2011

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attn: Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

RE: Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed on February 25, 2011

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Filed May 4, 2011

File No. 0-51754

Dear Mr. Decker:

Crocs, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated July 27, 2011, to Jeffrey J. Lasher, the Company’s Chief Executive Officer, regarding the Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response (in bold).

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response: We have presented our additional disclosures or other revisions to be made in future filings below.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

General

2. Comment: We have reviewed your response to prior comment three from our letter dated June 21, 2011.  Please enhance your disclosure to further discuss the business reasons for changes between periods in the segment operating income (loss) of each of your reportable segments. Please quantify the incremental impact of each individual business reason discussed on the overall change in the line item of each of your reportable segments, as opposed to your proposed disclosure which refers to your discussion on an aggregate basis. In addition, please discuss with quantification the business reasons for material changes between periods in the revenues and operating income (loss of your Other segment category).

Response:

In future filings, we will disclose the business reasons for changes between periods in the segment operating income (loss) of each of our reportable segments and include a quantification of the incremental impact of each individual business reason discussed.

To further clarify, the Other segment category is made up of operating segments which do not individually or in the aggregate meet the reportable threshold and, in accordance with ASC 280-10-50-15, we will amend our segment disclosure tables to exclude the revenues and operating income of our Other segment category from the presentation of total reportable segment revenues and total reportable segment operating income total. Instead, we will present the information regarding these non-reportable segments in an “Other businesses” line item as a separate reconciling item in the reconciliations required by ASC paragraphs 280-10-50-30 through 50-31. By doing so, the amended disclosures more clearly demonstrate the immateriality of the Other segment category revenues as they are primarily made up of intersegment revenues and almost entirely eliminated.

The following illustrates these revisions to our Form 10-K MD&A disclosures for the year ended December 31, 2010.  We will also include these revisions in our third quarter Form 10-Q filing for the nine months ending September 30, 2011 and the 2011 Form 10-K segment footnote disclosures and apply the same concept the segment asset table within that footnote.

Presentation of Reportable Operating Segments

We have three reportable operating segments: Americas, Europe and Asia. Revenues of each of our reportable operating segments represent sales to external customers. Segment operating income (loss) (mentioned below) is a non-GAAP performance measure and is defined as operating income before asset impairment charges and restructuring costs not included in cost of sales. We consider segment operating income (loss) as a supplemental performance measure and useful information to investors because it reflects the operating performance of our business segments and excludes certain items that are not considered to be recurring in connection with the management of these segments such as asset impairment and restructuring charges not included in cost of sales. However, segment operating income (loss) should not be viewed as an alternative measure of our financial performance since it excludes expenses which could materially impact our results of operations. Further, our segment operating income (loss) may not be comparable to that of other companies, as they may use different methodologies for calculating segment operating income (loss).

We also have an “Other businesses” category which aggregates insignificant operating segments that do not meet the reportable threshold and represent manufacturing operations located in Mexico and Italy. Revenues of the “Other businesses” category are primarily made up of intersegment sales which are eliminated when deriving total consolidated revenues. The remaining revenues for the “Other businesses” shown in the table below, represents non-footwear product sales to an external customer.

See Note 15 — Operating Segments and Geographic Information in the accompanying notes to the financial statements for further details.

The following tables set forth information related to our reportable operating business segments for the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
($ thousands)	2010	2009
Revenues:
Americas	$377,080	$301,365
Asia	284,814	237,502
Europe	127,713	105,996
Total segment revenues	789,607	644,863
Other businesses	88	904
Total consolidated revenues	$789,695	$645,767
Operating income (loss):
Americas	$67,259	$21,598
Asia	80,955	57,836
Europe	24,654	11,087
Total segment operating income (loss)	172,868	90,521
Other businesses(1)	(281)	76
Intersegment eliminations	(218)	(2,313)
Unallocated corporate and other(2)	(88,654)	(105,760)
SG&A restructuring	(2,539)	(7,623)
Asset impairment	(141)	(26,085)
Total consolidated operating income (loss)	81,035	(51,184)
Interest expense	(657)	(1,495)
Gain on charitable contributions	223	3,163
Other income, net	191	895
Income (loss) before income taxes	$80,792	$(48,621)

(1)          During the year ended December 31, 2010, operating income for the Other businesses remained relatively flat compared to the same period in 2009 as the entities within this category are designed to operate on a break-even basis.

(2)          Includes a corporate component consisting primarily of corporate support and administrative functions, costs associated with share-based compensation, research and development, brand marketing, legal, depreciation on corporate and other assets not allocated to operating segments; and costs of the same nature related to certain corporate holding companies For the year ended December 31, 2010, Unallocated corporate and other expense decreased $17.1 million, or 16.2% compared to the same period in 2009, primarily due to a $22.4 million decrease in stock-based compensation (more fully discussed in Note 9 — Equity, in the accompanying notes to the consolidated financial statements) and a $5.3 million decrease in expenses associated with charitable contributions which were partially offset by a $4.6 million increase in legal costs and a $4.2 million increase in bonus expense as corporate bonuses were not distributed in 2009.

Americas Reportable Operating Segment.  During the year ended December 31, 2010, revenues from the Americas segment increased $75.7 million, or 25.1%, compared to the same period in 2009 primarily due to a 21.3% increase in footwear units sold driven by increased demand and a net increase of 15 company-operated retail locations. Significant sales channel growth for the segment included an increase of $35.6 million, or 33.5%, in retail channel revenue and an increase of $34.7 million, or 23.2% in wholesale channel revenue. Changes in foreign currency exchange rates during the year ended December 31, 2010 increased segment revenues by $6.2 million compared to the same period in 2009.

Segment operating income for the Americas increased $45.7 million, or 211.4%, primarily due an 18.6% increase of segment gross margin as the increase in segment revenues outpaced the $13.4 million, or 8.0%, increase in cost of sales (excluding intersegment costs of sales) resulting from the use of more expensive materials and manufacturing processes as well as the accretive effect of impaired unit sales which took place during 2009. The increase in gross margin was partially offset by a $20.7 million, or 18.5% increase in selling, general and administrative costs resulting from the expansion of our retail sales channel and the 2010 fully-integrated marketing campaign. Changes in foreign currency exchange rates during the year ended December 31, 2010 increased segment operating income by $4.7 million compared to the same period in 2009.

Asia Reportable Operating Segment.  During the year ended December 31, 2010, revenues from the Asia segment increased $47.3 million, or 19.9%, compared to the same period in 2009 primarily due to a 6.0% increase in footwear units sold and an increase of 6.4% in average footwear selling price which were driven by continued strong demand and a net increase of 40 company-operated retail locations which was partially offset by the negative impact of a prolonged cold weather season in parts of the region and a rise in imitation products in Japan. Significant sales channel growth for the segment included an increase of $33.3 million, or 20.0%, in wholesale channel revenue and an increase of $13.8 million, or 21.7% in retail channel revenue. Changes in foreign currency exchange rates during the year ended December 31, 2010 increased segment revenues by $18.5 million compared to the same period in 2009.

The Asia segment operating income increased $23.1 million, or 40.0%, primarily due to an increase of 7.8% in segment gross margin resulting from higher segment revenues and relatively flat costs of sales (excluding intersegment costs of sales). The increase in gross margin was partially offset by a $6.3 million, or 7.9% increase in selling, general and administrative costs resulting from the expansion of our retail sales channel and the 2010 fully-integrated marketing campaign. Changes in foreign currency exchange rates during the year ended December 31, 2010 increased segment operating income by $0.6 million compared to the same period in 2009.

Europe Reportable Operating Segment.  During the year ended December 31, 2010, revenues from the Europe segment increased $21.7 million, or 20.5%, compared to the same period in 2009 primarily due to an increase of 127.7% in footwear units sold and an increase of 5.7% in average footwear selling price which were driven by increased demand, the addition of local language internet sites for France, Germany, Spain and Italy and a net increase of 6 company-operated retail locations. Significant sales channel growth for the segment included an increase of $9.5 million, or 10.8%, in wholesale channel revenue and an increase of $8.8 million, or 115.8% in internet channel revenue. Changes in foreign currency exchange rates during the year ended December 31, 2010 decreased segment revenues by $4.3 million compared to the same period in 2009.

The Europe segment operating income increased $13.6 million, or 122.4%, primarily due a 7.3% increase of segment gross margin driven by higher segment revenues which were partially offset by an increase of $13.6 million, or 24.9%, increase in cost of sales (excluding intersegment costs of sales) resulting from the use of more expensive materials and manufacturing processes as well as the accretive effect of impaired unit sales which took place during 2009. The increase in gross margin was partially offset by a $6.2 million, or 17.3% increase in selling, general and administrative costs resulting from the expansion of our retail sales channel and the 2010 fully-integrated marketing campaign. Changes in foreign currency exchange rates during the year ended December 31, 2010 increased segment operating income by $2.7 million compared to the same period in 2009.

Asset Impairment Charges, page 31

3. Comment: We have reviewed your response to prior comment four from our letter dated June 21, 2011. Please enhance your disclosures to discuss the amount of impairment charges that you recorded for each period presented that related to assets previously depreciated or amortized in cost of sales.

Response:

We will include the following in our 2011 Form 10-K impairment disclosures:

“During the year ended December 31, 2009, we recorded $26.1 million impairment charges of which $18.0 million related to assets previously depreciated or amortized to cost of sales.”

In addition, we will include the amount of impairment charges that relates to assets previously depreciated or amortized in cost of sales in future filings.

Item 15 — Exhibits and Financial Statement Schedules, page 48

Note 15 — Operating Segments and Geographic Information, page F-31

4. Comment: We have reviewed your response to prior comment eight from our letter dated June 21, 2011. We continue to believe that you should discuss with quantification in MD&A the business reasons for changes between periods in the unallocated corporate and other line item. Your response indicates that the expenses included in this line item are primarily made up of selling, general and administrative related costs and you already disclose an analysis of the changes in these costs. It is unclear what changes in selling, general and administrative costs are actually reflected within the unallocated corporate and other line item. For instance, your selling, general and administrative expenses increased from 2009 to 2010; however, your unallocated corporate and other expenses actually decreased from 2009 to 2010. As such, please enhance your MD&A accordingly. In addition, please disclose in Note 15 the types of amounts included in the unallocated corporate and other line item.

Response:

In future filings, we will revise our disclosures to include a discussion with quantification in the MD&A on the business reasons for changes between periods in the unallocated corporate and other line item. Revisions to our annual disclosures for 2010 as they will appear in the 2011 Annual Report on Form 10-K are shown above in our response to comment two.

In addition, we will continue to disclose the details of what makes up our “Unallocated corporate and other” line item as also illustrated in our response to comment two above and in Note 15 on page F-32. Specifically, we will disclose that it “includes a corporate component consisting primarily of corporate support and administrative functions, costs associated with share-based compensation, research and development, brand marketing, legal, depreciation and amortization of corporate and other assets not allocated to operating segments; and costs of the same nature related to certain corporate holding companies.”

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review or, if the Staff has any questions on any of the information set forth herein, please telephone me at 303-848-7495 or Christina Perrone at 303-848-7496. Thank you again for your time and consideration.

Very truly yours,

/s/ Jeffrey J. Lasher
Jeffrey J. Lasher
Senior Vice President, Finance - Chief Financial Officer